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                                                                      EXHIBIT 21

                                  SUBSIDIARIES

1.     Fine Host Services Corporation, a Delaware corporation.

2.     Fanfare, Inc., a Massachusetts corporation.

3.     Creative Food Management, Inc., an Ohio corporation.

4.     Northwest Food Service, Inc., an Idaho corporation.

5. PCS Holdings Corp., a North Carolina corporation (formerly known as HCS Management Corp.).

6.     Republic Management Corp. of Massachusetts, a Massachusetts corporation.

7.     Serv-Rite Corporation, a New York corporation.

8.     Best, Inc., a Minnesota corporation

9.     Ideal Management Services, Inc., a New York corporation

10.    Sun West Services, Inc., a New Mexico corporation

11.    Service Dynamics Corp., a New Jersey corporation

12.    Statewide Catering, Inc., a New York corporation

13.    Global Food Services, Inc., a Florida corporation

14.    Total Food Service Direction, Inc., a Florida corporation